Exhibit 4.1

The below General Terms and Conditions are, in all essential respects, a translation of the Swedish version of the “General Terms and Conditions for Swedish Depository Receipts representing common shares in Veoneer, Inc., kept in safe custody with Skandinaviska Enskilda Banken AB (publ) (Sw: Allmänna viIlkor för svenska depåbevis avseende stamaktier i Veoneer, Inc., deponerade hos Skandinaviska Enskilda Banken AB (publ))”. In the event of any difference between this translation and the Swedish original version, the Swedish original version shall govern.

GENERAL TERMS AND CONDITIONS

FOR

SWEDISH DEPOSITORY RECEIPTS IN VEONEER, INC.

representing common shares in Veoneer, Inc.

kept in safe custody with Skandinaviska Enskilda Banken AB (publ)

Effective as from May 30, 2018

Veoneer, Inc. (the Company) has requested Skandinaviska Enskilda Banken AB (publ) (SEB) and SEB has agreed (i) to hold in safe custody common shares in the Company (the Shares) on behalf of holders of Shares and (ii) to issue Swedish Depository Receipts representing the Shares (the SDRs) to shareholders in accordance with these General Terms and Conditions (these General Terms and Conditions), in order to enable listing and trading of the Shares on the Nasdaq Stockholm AB in Sweden.

1. Safe custody, registration etc

1.1 The Shares, represented by share certificates or by a book-entry registration, are deposited on behalf of holders of SDRs in safe custody with a bank conducting business in the U.S. designated by SEB (the Sub-Custodian).

1.2 For the safe custody these General Terms and Conditions will apply. Further to these General Terms and Conditions, certain rules and regulations may apply as to the share holding in the Company. Such rules and regulations will upon request be provided by SEB to holders of SDRs, either directly or through their nominee (the Holders).

1.3 For each deposited Share, SEB shall issue one SDR. SEB will not accept deposits of fractions of Shares or of an uneven number of fractional rights.

1.4 The rights of a Holder against SEB as depository according to these General Terms and Conditions relating to the Shares kept in safe custody are registered in the form of SDRs (Sw. svenska depåbevis) in the book-entry system administered by Euroclear Sweden AB (Euroclear) in accordance with the Swedish Central Securities Depositories and Financial Instruments Accounts Act (Sw. lagen (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument) on the accounts (VPC Accounts) designated by the Holders (the SDR Register). No certificates representing the SDRs will be issued.

2. Transfer restrictions

2.1 SEB and the Sub-Custodian may refuse to accept Shares for deposit under these General Terms and Conditions whenever notified that the Company has restricted transfer of such Shares to comply with any ownership or transfer restrictions under Swedish, U.S. or any other applicable law.

3. Deposit, withdrawal and delivery of Shares

3.1 Upon payment of all taxes and governmental charges payable in connection with a deposit of Shares, Shares may be deposited under these General Terms and Conditions by delivery to SEB or the Sub-Custodian together with appropriate instructions to SEB as to the name, address and VPC Account number which the SDRs are to be registered as well as any other information and documentation required under Swedish, U.S. or any other applicable law.

3.2 Upon payment of all taxes and governmental charges payable in connection with a withdrawal of Shares, Shares may be withdrawn from the safe custody only if such withdrawal is not prohibited under Swedish, U.S. or any other applicable law or by a decision of a governmental authority. Shares will be delivered to a custody account designated by the Holder or as agreed between the Holder and SEB provided the corresponding SDRs have been surrendered to and cancelled by SEB in the SDR Register.

3.3 Deposit and withdrawal of Shares pursuant to this Section 3 may only be made via SEB in Sweden.

3.4 Deposit and withdrawal of Shares pursuant to this Section 3 may temporarily be dis-allowed during such period decided by SEB in consultation with the Company as informed to the Holders.

3.5 SEB is entitled to compensation from a Holder for all fees and costs in connection with deposit, withdrawal and delivery of Shares pursuant to this Section 3, in accordance with the price list applied by SEB from time to time.

3.6 Registrations in the SDR Register resulting from deposits or withdrawals of Shares may be temporarily suspended or withheld, during any period when the transfer books of Euroclear or the Company are closed, or if any such action is deemed in good faith to be necessary or advisable by the Company or SEB at any time.

4. Transfer and pledge of Shares, etc.

4.1 The Shares can only, as long as they are in safe custody, be transferred or pledged by a transfer or pledge of the SDRs through registration in the SDR Register by a competent account operating institute (kontoförande institut) or, in the case of SDRs registered in the name of a nominee, through notification to the nominee. In order to be accepted by the Company such transfer or pledge may not be in violation of rules or regulations regarding restrictions on transferability that may arise pursuant to the General Corporation Law of the state of Delaware, USA, the Company’s certificate of incorporation or by-laws or U.S. federal law.

4.2 As regards transfers or pledges of SDRs the person considered to be the rightful Holder/pledgee as a result of a transfer or pledge is subject to these General Terms and Conditions and the rules and regulations applicable to financial instruments registered with Euroclear according to Chapter 5 in the Swedish Companies Act (Sw Aktiebolagslagen (2005:551)) and the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479).

4.3 The registrations in the SDR Register to reflect the transfer of SDRs in particular instances may be refused, or the registration of transfer generally may be suspended, during any period when the transfer books of Euroclear or the Company are closed or if any such action is deemed in good faith to be necessary or advisable by the Company or SEB at any time.

4.4 A notice according to the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479) to a competent account operating institute or, if the SDRs are nominee registered, to the nominee, must always be made in connection with changes of ownership as well as changes of registered information of a Holder, i.e. name, address, etc. A failure to give a notice of transferred ownership may result in the acquirer losing the right against the Company, SEB and Euroclear to receive dividends or any other rights in connection with the SDRs.

5. Record date

5.1 SEB shall in consultation with the Company fix a date for the determination of the Holders entitled to dividends in cash, shares, rights, or any other property or the proceeds thereof (if the property is sold by SEB in accordance with these General Terms and Conditions), receiving information etc. to participate in and vote at a shareholders’ meeting or otherwise exercise any rights whatsoever that may be exercised by the shareholders of the Company (the Record Date). It is the intention of the Company and SEB that the Record Date for such dividends or other rights shall, when practically possible, be the same date as the record date for the Shares.

6. Payments of cash dividend, withholding taxes, etc.

6.1 Payment of dividends to the Holders shall be made in Swedish kronor (SEK).

6.2 SEB shall in consultation with the Company fix the date for payment of each dividend to Holders (the Payment Date). It is the intention of SEB and the Company that the Payment Date shall, when practically possible, be the same date as the payment date for the Shares.

6.3 Prior to payment of any dividend according to these General Terms and Conditions, SEB shall convert the funds received in a foreign currency into SEK in accordance with the exchange rates applied by SEB from time to time. Such conversion shall take place not more than five nor less than three business days prior to the Payment Date by SEB entering into futures contracts with delivery on the Payment Date. The final conversion rate will be an average of the rates achieved in each such futures contract.

6.4 The person registered in the SDR Register on the Record Date as the Holder/holder of rights to dividends relating to the SDRs shall be considered to be authorized to receive dividends. Payments of dividends will be effected in SEK by Euroclear on the Payment Date. Dividend amounts for each SDR will be payable in SEK rounded down to one hundredth of one SEK. Any balance not so distributed shall be repaid to the Company.

6.5 If the person receiving dividends should not be an authorized recipient then the Company, SEB and Euroclear shall be considered to have fulfilled their respective obligations unless in the case of SEB or Euroclear either was aware that the payment of dividends was made to an unauthorized person or that, considering the specific circumstances, they have neglected what reasonably should have been regarded and the payment is not binding for the right recipient because such person was under age or had a Legal guardian according to the Code on Parents and Children (Sw Föräldrabalken) and the right to receive dividends was in the authority of the legal guardian.

6.6 Euroclear shall pay dividends to the Holders/holders of rights to dividends relating to the SDRs in accordance with the rules and regulations applied by Euroclear from time to time. Under the present rules and regulations of Euroclear, dividends normally are paid to cash accounts linked to the VPC Accounts on which the SDRs are registered.

6.7 The dividend payments to the Holders shall be made without deduction of any costs, charges, or fees, neither from the Company, SEB, the Sub-Custodian nor Euroclear, except for the withholding tax levied in the U.S. and Sweden, on dividend payments or any other tax to be imposed by tax authorities in the U.S. or Sweden.

6.8 In case of a dividend in the form of Shares in the Company where the shareholders are not offered the option to choose a dividend in the form of cash, SEB shall cause SDRs representing such Shares to be registered in the respective VPC Account of Holders entitled to receive such Shares. The same shall apply to the distribution of a dividend in the form of shares issued by a company other than the Company and such shares are represented by Swedish depository receipts or are directly registered in the CSD register with Euroclear. In the event SEB receives a dividend in the form of shares issued by a company other than the Company, such as shares issued by a subsidiary of the Company, and registration cannot be effected in the Holders’ VPC Accounts, SEB shall be entitled on behalf of the Holders after consultation with the Company to decide how such distribution shall be transferred to those Holders entitled to receive it if the Holders are not offered the option to receive the dividend in the form of cash. This may mean that the shares distributed are sold and that the proceeds of such sale, after deduction of selling costs and any fees and taxes, are paid to the Holders.

6.9 In connection with distribution to Holders, the Company, SEB, the Sub-Custodian or Euroclear or any of their respective agents will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by the Company, SEB, the Sub-Custodian or Euroclear or any of their respective agents and owing such authority or agency. In the event the Company, SEB, the Sub-Custodian or Euroclear or any of their respective agents determines that any distribution in cash, shares, rights or any other property is subject to any tax or governmental charges which it is obligated to withhold, it may use that cash, or sell all or a portion of such property as is necessary and economically and practicably feasible to pay such taxes or governmental charges, and SEB shall distribute the net proceeds of any sale or the balance of any such property or cash after deduction of such taxes or governmental charges to the Holders entitled thereto. The Holder will remain liable for any deficiency.

6.10 SEB shall use its best efforts to provide the Holders with such information as it may possess and as the Holders may reasonably request to enable such Holder or its agent to claim any benefit provided under the taxation treaty between U.S. and Sweden.

7. Bonus issues, split-ups and combinations of shares

7.1 SEB shall accept delivery of Shares, through the Sub-Custodian, as a result of bonus issues and effect split-ups or combinations of Shares as promptly as possible. Registrations in the Holders’ respective VPC Accounts reflecting such bonus issue, split-up or combination shall be effected by Euroclear as soon as practically possible after the Record Dare without any further information to be given to the Holders by SEB.

7.2 The person registered in the SDR Register on the Record Dare as Holder/holder of rights relating to bonus issues shall be considered to be authorized to receive any Shares as a result of bonus issues or participate in any split-ups or combinations of SDRs.

7.3 Should the person receiving bonus shares or participating in split-ups or combinations of SDRs not be authorized to receive SDRs or to participate in such measures, the same principles shall apply as mentioned in Section 6.5 above.

7.4 Any taxes levied will be handled in accordance with Sections 6.7 - 6.9 above.

8. New Issues, Issues of debentures, other rights, etc.

8.1 SEB will provide the Holders with information in regard to new issues, issues debentures or other rights, in which the Holders have a right to subscribe for new shares and debentures, as well as other corporate action directed to the shareholders by the Company in accordance with Section 18.1 below. Application forms shall, if applicable, be appended to the information whereon the Holders can instruct SEB or any other agent to subscribe for Shares, convertibles, warrants or other rights on behalf of the Holder. Where, in accordance with the instructions of the Holder, SEB subscribes for and allocates such Shares, convertibles, warrants, or rights, equivalent registration on the respective Holder’s VPC Account shall take place as soon as possible following the issue to the extent practically possible.

8.2 When it is not practically and economically feasible to distribute any such rights etc. as decided in Section 8.1 above, SEB shall have the right to sell such rights etc. on behalf of the Holders and to distribute the proceeds of such sale to the Holders after deduction of any taxes levied in accordance with Sections 6.7 - 6.9 above and any costs and fees.

9. Optional dividends and other optional corporate action

9.1 If, in the opinion of SEB, it is not practically possible for the Holders to have an option to choose between dividends in the form of cash or in any other form, SEB shall on behalf of the Holders be entitled to decide that such dividends shall be paid in cash.

9.2 If the Company decides, other than in the event of distribution of profit, to distribute to the Holders shares or other rights issued by a company other than the Company, the provisions of Section 6.8 above shall be applied.

10. Fractional shares

10.1 If the Holders for each SDR are entitled to receive fractional shares as a result of “stock dividends”, bonus issues or any other corporate action by the Company, such fractional shares will be sold by SEB and the proceeds of such sale will be distributed to the Holders.

11. Attending and voting at a general meeting of shareholders

11.1 SEB shall, as soon as possible after receipt of information of any general meeting of shareholders of the Company, cause the Holders of record in the SDR Register on the Record Date, set in accordance with Section 5.1 above, to be furnished with information regarding such general meeting of shareholders. The information shall comprise: (a) the time and location of the general meeting of shareholders and the matters intended to be considered by the meeting, (b) reference to instructions available through the Company’s website as to the actions that must be taken by each Holder to be able to exercise its voting rights at the general meeting, and (c) reference to materials for the general meeting available through the Company’s website. The information as set out in (a) through (c) above will be prepared in Swedish as well as in English (with the former version being distributed to Holders with a registered address in Sweden and the latter version being distributed to Holders with a registered address outside Sweden). Other information and general meeting materials will be prepared in English. The Company shall, upon request from a Holder, send to such Holder the materials for the general meeting of shareholders provided through the Company’s website.

11.2 According to the current certificate of incorporation and by-laws of the Company notice of meetings of shareholders shall be given by the Company not later than 10 nor more than 60 days before any meeting. The Record Date shall be not less than 10 days nor more than 60 days before the date of any meeting.

12. Company reports and other information

12.1 SEB shall cause reports and other information, received by SEB from the Company for distribution to the Holders, to be furnished, in accordance with Section 18.1 below, to all Holders or others being entitled to such information according to the SDR Register. As a general rule, the information shall be prepared in English unless the Company deems, in each individual case, a translation of a document into Swedish to be appropriate with regard to the contents or the purpose of the document. The English version shall prevail.

12.2 The Company shall cause the Company´s annual report prepared in English to be available through the Company’s website. The Company shall, upon request from a Holder, send the Company’s annual report to such Holder. The Company shall also publish stock market information in accordance with the requirements for trading on Nasdaq Stockholm AB or any other applicable marketplace.

12.3 Information from the Company is available through the Company’s website, www.veoneer.com.

13. Listing

13.1 The SDRs are listed on Nasdaq Stockholm AB. Should the SDRs be delisted from Nasdaq Stockholm AB, the Company shall, inform SEB as well as the Holders as soon as practically possible after such a decision. Notice to Holders shall be given in accordance with Section 18.1 below.

14. Custody of shares

14.1 SEB is entitled to keep a Holder`s respective Shares in custody together with other Holders’ Shares that are covered by these General Terms and Conditions and, if applicable, to have the Shares represented by a joint share certificate or by joint registration in a book-entry system. The Shares are deposited with the Sub-Custodian. Such deposit will be made in the name of SEB on behalf of the Holders. SEB may give the Sub-Custodian a consent to deposit the Shares with a central securities depository such as Depositary Trust Company (DTC).

15. Fees and costs

15.1. All fees and costs in connection with the administration of the safe custody and the services rendered by Euroclear shall be paid by the Company, with those exceptions mentioned in Section 3.3 above and Section 22.3 below.

16. Change of legal requirements

16.1 If the Company decides that it is feasible to list the Shares on Nasdaq Stockholm AB instead of listing the SDRs and if it is also possible to register the Shares directly with Euroclear, SEB may and is entitled to register with Euroclear in accordance with the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479) each Holder for the number of Shares that correspond to its holding of SDRs and simultaneously herewith cancel the corresponding SDRs. SEB shall inform the Holders of such registration and cancellation well in advance of the effective date and provide information of the effect of such direct registration of the Shares.

16.2 Should the applicable rules and regulations in Sweden relating to the safe custody of foreign shares etc. be changed, so that the Shares can be withdrawn from the safe custody and be held directly by the Holders or be registered on a VPC account designated by the Holder, then SEB may give the Holders a notice relating to such a change in accordance with Section 18.1 below.

17. Change of custodian bank

17.1 If the Company determines to appoint another Swedish bank as custodian, SEB shall assign all rights and obligations on behalf of SEB under these General Terms and Conditions to and deliver the Shares to that bank. The Company shall as soon as practically possible after a change of the custodian bank has been made inform and have the change approved by Euroclear and cause notice of such change to be mailed to the Holders in accordance with Section 18.1 below. A decision to change custodian bank in accordance with the foregoing may not be effected until six months after such date when the Holders have been informed thereof in accordance with Section 18.1 below.

18. Delivery of notices

18.1 SEB shall arrange for notices or documentation to be distributed to Holders in accordance with these General Terms and Conditions to be furnished to the Holders and other holders of rights registered in the SDR Register as entitled to receive notification pursuant to the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479). Such notices or documents shall be sent by mail to the address listed in the SDR Register. SEB and the Company may, in lieu of mailing notices, publish the corresponding information in at least one (1) national Swedish daily newspaper and through the Company’s website.

19. Amendments to these general terms and conditions

19.1 SEB shall after consultations with the Company be entitled to amend these General Terms and Conditions insofar as such amendments are required by Swedish. U.S. or any applicable legislation, court decisions or decisions by public authorities or changes in the rules and regulations of Euroclear, or if, in the opinion of SEB, such action is otherwise appropriate or necessary for practical reasons and the Holders’ rights are in no material respect adversely affected. SEB shall notify the Holders regarding decisions to amend in the manner set forth in Section 18.1.

20. Disclosure of information

20.1 SEB retains the right to request information from Euroclear regarding the Holders and is authorized to disclose any information concerning the Holders and their holdings of SDRs to the Company and to the Sub-Custodian.

20.2 SEB and the Company shall have the right to disclose information to registrars or governmental authorities, provided such obligation to provide information is required by Swedish or foreign law or governmental regulations. A Holder shall be obligated, upon request, to provide SEB with such information.

20.3 SEB and the Company shall also have the right, in connection with reduction or refund of taxes together with other amounts owed by the tax authorities where such rights exist, to disclose information regarding a Holder and a Holder’s holdings of SDRs and the Shares represented thereby to the extent necessary.

20.4 SEB and the Company are entitled to provide and publish information regarding the Holders to the extent required by Nasdaq Stockholm AB or any applicable marketplace or as required pursuant to Swedish or other applicable rules and regulations.

21. Limitation of liability

21.1 With respect to the actions incumbent on SEB, the Sub-Custodian, the Company and Euroclear (in the case of Euroclear always subject to the provisions of the Swedish Central Securities Depositories and Financial Instruments Accounts Act (1998:1479), SEB, the Sub-Custodian, the Company and Euroclear shall not be deemed liable for loss due to Swedish or foreign legal decrees, Swedish or foreign action by public authorities, acts of war; strikes, blockades, boycotts, lockouts or other similar causes. The reservations with respect to strikes, blockades, boycotts and lockouts apply even if SEB, the Sub-Custodian, the Company or Euroclear itself undertakes, or is the object of, such actions.

21.2 Neither SEB, the Sub-Custodian, the Company nor Euroclear shall be obligated to provide compensation for loss arising in other situations if SEB, the Sub-Custodian, the Company or Euroclear has exercised normal prudence. Neither shall any of them be liable for indirect damages.

21.3 If SEB, the Sub-Custodian, the Company or Euroclear shall be hindered from making payment or taking any other action by circumstances such as those described in Section 21.1 above, such action may be deferred until the hindrance has ceased to exist.

21.4 Neither SEB, the Sub-Custodian, the Company nor Euroclear is responsible for losses or damages incurred by the Holders by reason of that any dividend, right, delivery of notice or other that the shareholders of the Company are entitled to, of technical, legal or other reasons beyond Euroclear’s control cannot be distributed or transferred to the Holders registered in the SDR Register.

22. Termination

22.1 SEB is entitled to terminate the deposit of Shares by notice to a Holder pursuant to Section 18 where:

i)	the Company adopts a resolution according to which the Shares in the Company shall no longer be represented by SDRs governed by these General Terms and Conditions,

ii)	the Company adopts a resolution according to which the SDRs shall no longer be listed on a Swedish regulated market or traded on a multilateral trading facility (MTF) in Sweden or any equivalent market,

iii)	Euroclear terminates the Agreement regarding registration of Swedish depository receipts,

iv)	the Company applies for reorganisation, bankruptcy, liquidation, or other similar procedure, or where such a procedure commences upon application by third parties, or

v)	the Company materially breaches its obligations vis-à-vis SEB.

22.2 In case of termination in accordance with section 22.1 i) or ii), the listing of or the trading in the SDRs shall cease at the earliest three (3) months after the day of notice of termination was sent or published provided the SDRs have not been de-listed from a Swedish regulated market or the trade has ceased on a multilateral trading facility (MTF) in Sweden or any equivalent market prior thereto.

22.3 In the event that SEB terminates the deposits of Shares in accordance with Section 22.1, these General Terms and Conditions shall continue to apply to the date decided by SEB, in consultation with the Company if practically possible. Such notice of termination shall be sent by mail to the Holders entitled to receive notices in accordance with Section 18.1 to the addresses listed in the VPC Register.

22.3.1 In cases other than those set forth in Section 22.1, SEB is entitled to terminate the deposits of Shares through notification to the Holders, which notice shall take effect on the date agreed between SEB and the Company and which is informed in the notice of termination.

22.4 In the notice of termination, SEB shall set forth the Record Date upon which SEB shall de-register all the SDRs in the VPC Register and transfer the Shares to a custodian account as instructed by the Holder or as otherwise agreed with the Holder. In the event the Holder has not designated a custodian account or where an agreement has otherwise not been reached, SEB is entitled to sell the underlying Shares. The Holder shall be entitled to the proceeds of the sale following deduction for fees, taxes and reasonable costs. The amount shall be paid to the cash account linked to respective VPC Account of the Holder concerned or in the absence of such cash account, in the form of a payment notice. No interest shall accrue on the amount.

23. Governing law and Disputes

23.1 These General Terms and Conditions and any legal matters relating to the SDRs issued by SEB in accordance therewith shall be governed by Swedish law.

23.2 Any legal proceedings relating to the SDRs shall be instituted in the District Court of Stockholm (Stockholms tingsrätt), Sweden, or in such other jurisdiction which competence SEB has accepted in writing.